FOIA Confidential Treatment Request
Pursuant to Rule 83 by Millicom International Cellular S.A.

April 16, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Re:    Millicom International Cellular S.A., Form 20-F for the Year ended
         December 31, 2005, Filed May 06, 2006 (File No. 000-22828)

Mr. Andrew Mew
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Mew:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 11, 2007 (the “Comment Letter”) regarding the above referenced-filing on Form 20-F (the “20-F”) of Millicom International Cellular S.A. (“Millicom”).

Set forth below are the responses to the Staff’s questions numbered 1 through 8, as set forth in the Comment Letter.

Form 20-F For the Year Ended December 31, 2005

With respect to your responses to comments 1 and 2, please answer the following questions so that we may better understand the equipment purchase agreement with Ericsson.

1.	Tell us how the percentages for calculating liquidated damages in the original purchase agreement were determined.

The percentages for calculating liquidated damages were negotiated between Ericsson and Millicom upfront as part of the original contract. The purchase agreement covered equipment to be supplied in four countries: Guatemala, El Salvador, Honduras and Paraguay. The timing

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MILLICOM INTERNATIONAL CELLULAR S.A.
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FOIA Confidential Treatment Request
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of the delivery of the equipment was paramount to Millicom as it had taken the decision to build GSM capacity in those countries and wanted to obtain a competitive advantage by being able to switch on its GSM network as early as practicable. The liquidated damages clause was negotiated with this concern in mind and was intended to compensate Millicom in the event Ericsson would be unable to meet the agreed-upon deadlines set out in the agreement.

The consequences of a delay to Millicom included the loss of competitive advantage, lost revenue during the weeks or months during which the network would not be operating, the loss of customer goodwill, etc. Since the existence or extent of any losses was unknown upfront and difficult, if not impossible, to quantify accurately or at all in advance, there were no detailed calculations supporting the originally agreed-upon percentages. This concern is reflected in clause 24 of the agreement, which is entitled “Delays - Liquidated Damages” and provides in 24.1 that “[t]he Parties agree that damages for delays are difficult to calculate accurately and, therefore, agree that liquidated damages shall be paid by Contractor in the event that the respective Completion Dates or Delivery Dates, as relevant, are delayed due to circumstances for which the Contractor is responsible.”

2.	How was the *redacted* cap in the original agreement determined?

The *redacted* cap was agreed upfront between the parties as the result of an arms’ length negotiation between Millicom and Ericsson. The cap amount represents the mutually acceptable middle ground between Millicom’s desire to motivate Ericsson to meet the agreed-upon deadlines and Ericsson’s desire to keep the value of liquidated damages it may have to pay in case of delay as low as possible. There were no detailed calculations supporting the original agreed cap of *redacted*.

3.	How did you ultimately arrive at the *redacted* to be paid in liquidated damages?

Two rounds of negotiations took place in 2004 between Millicom and Ericsson to discuss the delays and agree on the amounts of liquidated damages owed by Ericsson to Millicom.

The first round of meetings took place in late May 2004, at which time Ericsson had already missed the original agreed-upon deadlines in each of the four countries as follows:

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by Millicom International Cellular S.A.

Paraguay - 9 weeks delay from March 28 deadline
Guatemala - 8.5 weeks delay from March 31 deadline
El Salvador - 7weeks delay from April 10 deadline
Honduras - 3 weeks delay from May 8 deadline

Based on the work that still needed to be completed, new delivery dates were established for the end of July. Based on these new expected delivery dates, it was agreed that Ericsson was liable for the maximum liquidated damages representing *redacted* (or *redacted*) of the agreement value. At this time, it was agreed that Millicom would have the option to receive this compensation in the form of purchase price credits against future equipment purchases subject to a mark-up of *redacted*. This is the option that Millicom chose, thus resulting in a purchase credit value of *redacted*, including the *redacted* mark-up.

In November 2004, a second round of meetings took place with Ericsson because Ericsson had missed the new agreed-upon deadlines in each of the four countries by up to 3 more months. At that time Ericsson agreed to give Millicom additional purchase credit vouchers, in lieu of additional cash consideration, for an amount of *redacted* for failing to meet the second set of deadlines. The total compensation was *redacted* of purchase credit vouchers (or *redacted* on a proportionally consolidated basis).

We believe that our ability to get additional compensation supports our position that the vouchers were compensation for late delivery and lost profits, rather than purchase price discounts for equipment.

4.	Do the purchase credits have an expiration date? If so, when is it?

The purchase credits did not have an expiration date. Again, we believe the lack of an expiration date, which has allowed us to redeem the vouchers in full, indicates that the vouchers were intended as compensation, rather than an incentive to buy additional equipment within a specified period.

5.	How late was Ericsson in delivering the equipment?

Please refer to our response to question #3. Please also note that the delays were not only in connection with delivering equipment, but also in connection with the installation and the set-up of the equipment. We believe that the original deadlines were realistic and achievable by Ericsson because they were the leading supplier of GSM equipment with a strong reputation, freely agreed to the

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by Millicom International Cellular S.A.

deadlines, and had met agreed-upon deadlines on other projects with liquidated damages clauses. Furthermore, in a press release dated January 16, 2004, we publicly announced that the GSM networks would be operational by the second quarter.

6.	What were the true losses the company incurred as a result of this delay? How have you calculated these amounts?

Our correspondence to Ericsson leading up to the round of meetings in May 2004 clearly stated that we had incurred tremendous losses as a result of the missed deadlines. We did not need to provide Ericsson a calculation of the losses because it was agreed that the lost profit opportunities were definitely in excess of the cap. The delays caused us to miss the peak June/July season, defer the launch of our new brand Tigo (which was to be launched in conjunction with the GSM network), and launch after a major competitor, who also used Ericsson. As such, we were awarded the maximum amount under the contract.

Likewise, during the round of meetings that took place in November 2004, we were again able to convince Ericsson that the actual losses for the second set of missed deadlines were at least equal to the *redacted* of credit vouchers received.

7.	What was the total value to be paid for the equipment based upon the original purchase agreement?

The total value was $37.3 million, divided into $12.4 million for Guatemala, $5.7 million for Honduras, $9.8 million for El Salvador, and $9.4 million for Paraguay.

8.	Do you know whether this is a standard contract for Ericsson? For example, do the contracts for the other pieces of equipment that you have purchased include a liquidated damages clause?

Liquidated damages clauses are a negotiated element of a contract that may or may not be included depending on the importance of the date of delivery/installation to the buyer. The amount of the damages is negotiated and depends on many factors, including the risk of delivery in the particular country, the particular supplier and the competitive situation in the country. We have entered into a variety of network purchasing agreements, over many years, in many emerging markets with a variety of different suppliers. Some agreements contain no liquidated damages clause. Other agreements have contained liquidated damages clauses capped at up to *redacted* of the agreement value, depending on our

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by Millicom International Cellular S.A.

assessment of the effect of the delays on our operations in the country in question and our ability to negotiate these rates with the supplier.

All of our other contracts with Ericsson have contained liquidated damages clauses ranging from *redacted* to *redacted*, depending on the country. Our previous contracts with Ericsson in Latin America for the purchase of TDMA equipment (the predecessor equipment to GSM) had liquidated damages clauses capped at *redacted*. The higher percentages (up to *redacted* with Ericsson) were in Africa and Asia. Although all other contracts with Ericsson had liquidated damages clause, we had not claimed or received liquidated damages of any material amount from Ericsson for at least the previous 5 years.

Our experience is that there is no standard approach to liquidated damages and that it is solely a negotiated element of purchase agreements. We do not know whether other Ericsson customers are able to negotiate these clauses into their contracts, or on what terms.

* * * *

Millicom understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, David Sach, with comments or questions.

Yours sincerely,

/S/ David Sach
David Sach Chief Financial Officer

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